Mr. Daniel L. Gordon

Branch Chief

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Re:	American Casino & Entertainment Properties LLC
Form 10-K for the Fiscal Year Ended December 31, 2012
Filed March 21, 2013
File No. 000-52975

Dear Mr. Gordon:

This letter is in response to your letter to American Casino & Entertainment Properties LLC (“ACEP”) dated July 30, 2013 (a copy of which is attached for your reference) regarding utilization of the title of the certifying individual on Certifications, Exhibit 31.1 and 31.2.

With this letter ACEP confirms that its officers signed the above referenced Certifications in a personal capacity and that ACEP will revise future filings to exclude the title of the certifying individual from the opening sentence of such Certifications.

In addition, in response to your comments ACEP acknowledges the following:

•	ACEP is responsible for the adequacy and accuracy of the disclosure in the above referenced filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing reference above; and

•	ACEP may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your time and consideration in regards to the above matter.

Sincerely,

Edward W. Martin, III

Chief Financial Officer

American Casino& Entertainment Properties LLC

Cc: Frank V. Riolo, Chief Executive Officer American Casino & Entertainment Properties LLC